================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                               ----------------

                               AMENDMENT NO. 5 to
                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
            OR SECTION 13(e)(1) THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          INTERNET CAPITAL GROUP, INC.
                       (Name of Subject Company (Issuer))
                          INTERNET CAPITAL GROUP, INC.
                       (Name of Filing Person (Offeror))

                 5 1/2% Convertible Subordinated Notes due 2004
                         (Title of Class of Securities)

                                   46059C AA4
                     (Cusip Numbers of Class of Securities)

                               -----------------

                             Henry N. Nassau, Esq.
                          Managing Director, General
                             Counsel and Secretary
                         Internet Capital Group, Inc.
                             435 Devon Park Drive
                                 600 Building
                          Wayne, Pennsylvania  19087
                                (610) 989-0111

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
 of Person Authorized to Receive Notices and Communications on Behalf of the
                               Filing Person(s))

                                   Copy to:
                          Christopher G. Karras, Esq.
                                    Dechert
                           4000 Bell Atlantic Tower
                               1717 Arch Street
                            Philadelphia, PA  19103
                                (215) 994-4000

                                ---------------

                           CALCULATION OF FILING FEE

================================================================================================
           Transaction Valuation*                              Amount of Filing Fee
           ---------------------                               --------------------
                 $88,500,000                                          $17,700
================================================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2004.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:       $17,700             Filing party:     Internet Capital Group, Inc.
Form or Registration No.      File No. 5-57841    Date Filed:       October 1, 2001

[ ] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1
[X]  issuer tender offer subject to Rule 13e-4
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

================================================================================

     Internet Capital Group, Inc., a Delaware corporation ("Purchaser"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 1, 2001 and amended on October 17, 2001, October 22, 2001, October 30, 2001 and November 1, 2001 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $300,000,000 aggregate principal amount of Purchaser's outstanding 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") at a price of $295 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated October 1, 2001, as amended and supplemented by the Supplement to the Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related letter of transmittal (which, with respect to the Notes, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

     Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and Schedule TO.

Item 4.  Terms of the Transaction.

     The Offer expired at Midnight, New York City time on November 13, 2001. Pursuant to the Offer, $120,194,000 principal amount of Notes were validly tendered and not withdrawn prior to the expiration of the Offer. Purchaser will accept for payment $120,194,000 aggregate principal amount of Notes at a price of $295 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase.

     Purchaser issued a press release on November 14, 2001 announcing the results of the Offer, the full text of which is attached as an exhibit hereto and incorporated herein by reference.

Item 12.  Exhibits.

(a)(1)(i)+     Offer to Purchase.
(a)(1)(i)(A)+  Supplement to Offer to Purchase.
(a)(1)(ii)+    Letter of Transmittal.
(a)(1)(iii)+   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
               Trust Companies and Other Nominees.
(a)(1)(iv)+    Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
               Other Nominees.
(a)(1)(v)+     Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(a)(1)(vi)+    Notice of Guaranteed Delivery.
(a)(5)(i)+     Press Release issued by Internet Capital Group, Inc. on September
               28, 2001.
(a)(5)(ii)+    Press Release issued by Internet Capital Group, Inc. on October
               22, 2001.
(a)(5)(iii)+   Press Release issued by Internet Capital Group, Inc. on October
               30, 2001.
(a)(5)(iv)     Press Release issued by Internet Capital Group, Inc. on November
               14, 2001.
(d)(1)(i)+     Tender Agreement dated October 29, 2001 among Internet Capital
               Group, Inc., Fir Tree Value Fund, L.P., Fir Tree Institutional
               Value Fund, L.P., Fir Tree Value Partners, LDC and Fir Tree
               Recovery Mastery Fund, L.P.
(d)(1)(ii)+    First Amendment to Tender Agreement dated October 31, 2001 among
               Internet Capital Group, Inc., Fir Tree Value Fund, L.P., Fir Tree
               Institutional Value Fund, L.P., Fir Tree Value Partners, LDC and
               Fir Tree Recovery Mastery Fund, L.P.

+  Previously filed.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    INTERNET CAPITAL GROUP, INC.

                                    By:    /s/ Henry N. Nassau
                                         -----------------------------------
                                         Henry N. Nassau
                                         Managing Director, General Counsel
                                          and Secretary

                                    Dated:  November 14, 2001

                                 EXHIBIT INDEX

Exhibit
Number        Description
------        -----------

(a)(1)(i)+    Offer to Purchase.
(a)(1)(i)(A)+ Supplement to Offer to Purchase.
(a)(1)(ii)+   Letter of Transmittal.
(a)(1)(iii)+  Letter to Clients for use by Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees.
(a)(1)(iv)+ Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)+   Notice of Guaranteed Delivery.
(a)(5)(i)+ Press Release issued by Internet Capital Group, Inc. on September 28, 2001.
(a)(5)(ii)+ Press Release issued by Internet Capital Group, Inc. on October 22, 2001.
(a)(5)(iii)+  Press Release issued by Internet Capital Group, Inc. on October
              30, 2001.
(a)(5)(iv) Press Release issued by Internet Capital Group, Inc. on November 14, 2001.
(d)(1)(i)+ Tender Agreement dated October 29, 2001 among Internet Capital Group, Inc., Fir Tree Value Fund, L.P., Fir Tree Institutional Value Fund, L.P., Fir Tree Value Partners, LDC and Fir Tree Recovery Mastery Fund, L.P.
(d)(1)(ii)+ First Amendment to Tender Agreement dated October 31, 2001 among Internet Capital Group, Inc., Fir Tree Value Fund, L.P., Fir Tree Institutional Value Fund, L.P., Fir Tree Value Partners, LDC and Fir Tree Recovery Mastery Fund, L.P.

+  Previously filed.